U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                   FORM 12b-25 NOTIFICATION OF LATE FILING

                                 (Check One):

     [ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q or Form 10-QSB [ ] Form N-SAR

               For Period Ended:  March 31, 1995

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:................................

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:..............................
...............................................................................

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Part I-Registrant Information

     Full Name of Registrant        The Westwood Group,Inc.
     Former Name If Applicable
     Address of Principal Executive Office (Street and Number) 190 VFW Parkway
     City, State and Zip Code       Revere,  MA  02151

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Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by the Rule
             12b-25(c) has been attached if applicable.





Part III-Narrative
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F,11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.
                                      (Attach Extra Sheets If Needed)

     Registrant is unable to file a Form 10-Q Quarterly Report for the quarter ended March 31, 1995 by such form's due date without unreasonable effort or expense due to the recent resignation of the Treasurer of the Registrant. The Registrant also encountered difficulties in completing the audited financial statements for the 10-K Annual Report, which delayed the work on the Form 10-Q.

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Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Carol A. Stacey                  (617)          284-2600
          (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

         [ ] Yes  [X] No - Form 10-Q for the period ended September 30, 1994

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 The Westwood Group, Inc.
                      (Name of Registrant as specified in charter)

Has caused this notification to be signed on its begalf by the undersigned thereunto duly authorized.

Date  May 15, 1995                 By /s/ Carol A. Stacey
                                   Carol A. Stacey, Vice President and Treasurer